C2 CAPITAL GROUP, INC.

7700 Congress Avenue, Suite 3105

Boca Raton, FL 33487

September 17, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Kindelan, Kathleen Collins, Matthew Derby, and Jeff Kauten

Re:	C2 Capital Group, Inc.
Withdrawal of Registration Statement on Form S-1
Filed April 29, 2026
File No. 333-294994

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), C2 Capital Group, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (as amended, the “Registration Statement”). The Registration Statement was initially confidentially submitted to the Securities and Exchange Commission (the “SEC”) on October 31, 2025 and subsequently initially publicly filed with the SEC on April 10, 2026.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Nazia Khan of Sheppard Mullin Richter & Hampton LLP, at (202) 747-2651. Thank you for your assistance in this matter.

Sincerely,

C2 CAPITAL GROUP, INC.

By:	/s/ Jonathan Honig
Name:	Jonathan Honig
Title:	President and Principal Executive Officer

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